Exhibit 1

Media Release

5 December 2008

Westpac New Zealand appointment

Westpac today announced it has appointed George Frazis as its new Chief Executive for Westpac New Zealand, following an international search. Mr Frazis replaces Brad Cooper who was appointed Westpac’s Group Chief Transformation Officer in June 2008.

Mr Frazis, 44, is currently NAB’s Group Executive General Manager Development and New Business and is responsible for all strategy formulation across its businesses, including merger & acquisitions. From 2004 to 2007 he was NAB’s Executive General Manager Business and Private Banking, overseeing more than 5,500 banking specialists.

Before joining NAB, Mr Frazis was a senior executive in CBA’s Institutional Banking Division. Mr Frazis has also been a Partner at the Boston Consulting Group.

Westpac New Zealand Chairman, Peter Wilson, said: “I am delighted to have an executive of the calibre of Mr Frazis leading the New Zealand business.”

Westpac CEO, Mrs Kelly also welcomed Mr Frazis to the Westpac Executive Team.

“George brings to Westpac New Zealand strong strategic and operational skills built up in a diverse range of roles within the financial services sector.

“His track record leading major business divisions will ensure Westpac New Zealand continues its recent improvement in financial performance and customer advocacy,” Mrs Kelly said.

“George will also make a strong contribution to the overall Westpac Executive Team.”

Mrs Kelly thanked Bruce McLachlan who has been Acting Chief Executive, Westpac New Zealand, since June 2008. Mr McLachlan will resume his position of General Manager, Consumer, within the New Zealand business.

Mr Frazis’ appointment is subject to New Zealand regulatory approval.

Ends.

For Further Information

David Lording

Media Relations

Westpac Banking Corporation

Ph: 02 8253 3510